Exhibit 99.1

IGI Reports Third Quarter and First Nine Months of 2026 Unaudited Financial Results and Declares Ordinary Common Share Dividend

HAMILTON, Bermuda, November 3, 2026 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the third quarter and first nine months of 2026.

Highlights for the third quarter and first nine months of 2026 include:

(in millions of U.S. Dollars, except percentages and per share information)
	Quarter Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Gross written premiums	$119.6	$131.3	$518.5	$525.6
Net premiums earned	$124.5	$114.7	$360.7	$342.5
Underwriting income (1)	$43.0	$51.4	$110.2	$114.3
Net investment income	$14.5	$13.1	$45.5	$45.8
Net income	$28.0	$33.5	$70.5	$94.9
Combined ratio (1)	85.7%	76.5%	90.1%	87.1%
Earnings per share (diluted) (2)	$0.66	$0.75	$1.65	$2.14
Return on average equity (annualized) (3)	16.8%	19.9%	13.7%	18.9%
Core operating income (3)	$28.2	$38.6	$71.2	$80.8
Core operating earnings per share (diluted) (3)	$0.67	$0.87	$1.67	$1.82
Core operating return on average equity (annualized) (3)	16.9%	22.9%	13.8%	16.1%
Book value per share (1)			$15.99	$16.23

(1)	See “Supplementary Financial Information” below.
(2)	See “Note to the Consolidated Financial Statements (Unaudited)” below.
(3)	See “Non-GAAP Financial Measures” below.

IGI Group President & CEO Waleed Jabsheh said, “We delivered strong underwriting profitability in the third quarter demonstrated by a combined ratio of 85.7%, culminating in an annualized core operating return on average equity of 16.9%.”

“We remain focused on disciplined portfolio management. The investments we have made in recent years to expand and diversify our capabilities - including our specialty reinsurance business, and the establishment of our new platform in India - are generating profitable new opportunities, even as market conditions become more challenging.”

“As always, we continue to demonstrate our ability to perform at a high level, delivering high-quality, risk-adjusted returns and creating long-term shareholder value. For the first nine months of 2026, we generated an annualized core operating return on average equity of 13.8%, while absorbing the single largest loss event (Middle East war) in IGI’s 25-year history, and returned almost $80 million in shareholder capital through dividends and share repurchases.”

Results for the Quarters and Nine Months ended September 30, 2026 and 2025

The Company generated net income for the quarters ended September 30, 2026 and 2025 of $28.0 million and $33.5 million, respectively, and for the nine months ended September 30, 2026 and 2025 of $70.5 million and $94.9 million, respectively. These results reflected profitable underwriting results across all segments and positive net investment income for the quarter and nine months ended September 30, 2026 compared to the same periods in 2025.

Return on average equity (annualized) was 16.8% for the third quarter of 2026, compared to 19.9% for the third quarter of 2025, and 13.7% for the nine months ended September 30, 2026, compared to 18.9% for the nine months ended September 30, 2025.

Core operating income, a non-GAAP financial measure, was $28.2 million compared to $38.6 million for the quarter ended September 30, 2026 and 2025, respectively, reflecting lower underwriting income on a comparative basis. For the first nine months of 2026, core operating income was $71.2 million versus $80.8 million for the comparative period in 2025, driven by lower underwriting income and higher general and administrative costs, primarily related to employee and IT costs.

Gross written premiums were $119.6 million in the quarter ended September 30, 2026, compared to $131.3 million for the same period of 2025, due to lower gross premium production in the Short-tail Segment, specifically in the energy line. Gross written premiums were $518.5 million for the first nine months of 2026 compared to $525.6 million for the same period in 2025.

Underwriting income was generated across all segments totaling $43.0 million and $110.2 million for the third quarter and first nine months of 2026 respectively, compared to $51.4 million and $114.3 million for the corresponding periods of 2025.

The loss ratio of 46.1% for the third quarter of 2026 included 6.9 points of CAT losses and 7.1 points of prior years’ favorable reserve development, compared to 39.3% for the same period in 2025, which included 6.3 points of CAT losses and 9.1 points of prior years’ favorable development. For the first nine months of 2026, the loss ratio was 51.2%, which included 14.8 points of CAT losses and 10.9 points of prior years’ favorable reserve development, compared to 49.3% which included 13.4 points of CAT losses and 8.8 points of prior years’ favorable reserve development for the first nine months of 2025. CAT losses related to the war in the Middle East were the primary driver of elevated loss activity during the first nine months of 2026.

The expense ratio (which is comprised of the net policy acquisition expense ratio, and the general and administrative expense ratio) was 39.6% and 38.9% for the third quarter and first nine months of 2026, compared to 37.2% and 37.8%, respectively, for the same periods of 2025. The net policy acquisition expense ratio increased to 19.4% in the third quarter of 2026 from 15.9% in the third quarter of 2025, reflecting the combined impact of lower realized foreign exchange gains and higher gross commission expenses across all segments in 2026 compared with 2025.

The combined ratio was 85.7% and 90.1% for the third quarter and first nine months of 2026 compared to 76.5% and 87.1%, respectively, for the same periods of 2025.

Segment Results

The Specialty Long-tail Segment, which represented 26% of the Company’s gross written premiums for the nine months ended September 30, 2026, generated gross written premiums of $43.7 million for the third quarter of 2026, compared to $43.8 million for the third quarter of 2025. Net premiums earned for the quarter ended September 30, 2026 were $37.1 million compared to $32.4 million for the same quarter of 2025. This segment recorded underwriting income of $10.0 million for the third quarter of 2026, compared to underwriting income of $11.4 million for the third quarter of 2025.

Gross written premiums were $135.8 million for the first nine months of 2026, compared to $130.2 million for the same period of 2025. Net premiums earned for the first nine months of 2026 were $109.2 million compared to $93.8 million for the same period of 2025. This segment’s underwriting income of $32.9 million for the first nine months of 2026, compared to underwriting income of $1.0 million for the same period of 2025, was largely driven by higher net premiums earned and lower net loss and loss adjustment expenses.

The Specialty Short-tail Segment, which represented 56% of the Company’s gross written premiums for the nine months ended September 30, 2026, generated gross written premiums of $63.8 million for the third quarter of 2026, compared to $76.2 million for the third quarter of 2025. Net premiums earned increased to $62.1 million for the third quarter of 2026, from $60.4 million for the same quarter of 2025. Underwriting income was $20.3 million for the third quarter of 2026, compared to $29.6 million for the same quarter of 2025, with the decrease largely the result of the higher level of net loss and loss adjustment expenses in the third quarter of 2026 compared to the same period of 2025.

Gross written premiums were $290.3 million for the first nine months of 2026 compared to $297.8 million for the same period of 2025. Net premiums earned for the first nine months of 2026 were $184.4 million compared to $177.9 million for the same period of 2025. Underwriting income was $45.5 million for the first nine months of 2026 compared to $80.2 million for the same period of 2025, with the decrease largely the result of the higher level of net loss and loss adjustment expenses primarily related to the war in the Middle East during the first nine months of 2026 versus the same period in 2025.

The Reinsurance Segment, which represented 18% of the Company’s gross written premiums for the nine months ended September 30, 2026, generated gross written premiums of $12.1 million for the third quarter of 2026, compared to $11.3 million for the third quarter of 2025. Net premiums earned for the quarter ended September 30, 2026 were $25.3 million, compared to $21.9 million for the same quarter of 2025. Underwriting income increased to $12.7 million for the third quarter of 2026, compared to $10.4 million for the third quarter of 2025, primarily due to higher net premiums earned.

Gross written premiums were $92.4 million for the first nine months of 2026 compared to $97.6 million for the same period of 2025. The decrease was primarily due to the non-renewal of two reinsurance programmes in the first quarter of 2026. Net premiums earned for the first nine months of 2026 were $67.1 million, compared to $70.8 million for the same period of 2025. Underwriting income was $31.8 million for the first nine months of 2026, compared to $33.1 million for the same period of 2025.

Investment Results

Investment income increased by 8.4% to $14.2 million in the third quarter of 2026, compared to $13.1 million for the third quarter of 2025. The annualized investment yield on average total investments and cash and cash equivalents was 4.5% for the third quarter of 2026, compared to 4.1% for the third quarter of 2025. Net investment income was $14.5 million in the third quarter of 2026 compared to $13.1 million for the same period of 2025.

Investment income increased by 5.4% to $42.8 million in the first nine months of 2026, compared to $40.6 million for the first nine months of 2025. The investment yield on average total investments and cash and cash equivalents was 4.4% for the first nine months of 2026, compared to 4.2% for the first nine months of 2025. Net investment income was $45.5 million for the first nine months of 2026, compared to $45.8 million for the same period of 2025.

Net Foreign Exchange (Loss) Gain

Net foreign exchange losses were $0.5 million and $3.9 million for the third quarter and first nine months of 2026, respectively, compared to a loss of $6.1 million for the third quarter of 2025 and a gain of $11.1 million for the first nine months of 2025. The net foreign exchange losses and gains are primarily driven by foreign currency revaluation in the Company’s major transactional currencies (mainly the Pound Sterling and the Euro) against the U.S. Dollar.

Total Shareholders’ Equity

Total shareholders’ equity decreased to $663.4 million at September 30, 2026, compared to $710.2 million at December 31, 2025, primarily due to negative mark-to-market movements in the Company’s fixed income investment portfolio.

The movement in total shareholders’ equity during the quarter and nine months ended September 30, 2026 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended September 30, 2026	Nine Months Ended September 30, 2026
Total Shareholders’ equity at beginning of period	$669.0	$710.2
Net income	$28.0	$70.5
Change in unrealized loss on available-for-sale investments	$(29.0)	$(44.0)
Purchase of treasury shares(a)	$(3.7)	$(21.9)
Issuance of common shares under share-based compensation plan and employees stock purchase plan	$2.3	$6.5
Cash dividends declared	$(3.2)	$(57.9)
Total shareholders’ equity at September 30, 2026	$663.4	$663.4

(a)	In the third quarter of 2026, the Company repurchased 148,516 common shares at an average price per share of $24.68. For the first nine months of 2026, the Company repurchased 899,050 common shares at an average price per share of $24.37. At September 30, 2026, the Company had 3.8 million common shares remaining under its existing 5 million common share repurchase authorization.

Book value per share was $15.99 at September 30, 2026, compared to $16.91 at December 31, 2025, primarily due to negative mark-to-market movements in the Company’s fixed income investment portfolio noted above.

Ordinary Common Share Dividend

On November 2, 2026, the Company’s Board of Directors declared an ordinary common share dividend of $0.075 per share for the quarter ended September 30, 2026. The dividend is payable on December 2, 2026 to shareholders of record at the close of business on November 17, 2026.

International General Insurance Holdings Ltd.

Consolidated Statements of Income (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars except per share data)	2026	2025	2026	2025

Gross written premiums	$119.6	$131.3	$518.5	$525.6
Ceded written premiums	$(50.6)	$(58.8)	$(146.0)	$(174.8)
Net written premiums	$69.0	$72.5	$372.5	$350.8
Net change in unearned premiums	$55.5	$42.2	$(11.8)	$(8.3)
Net premiums earned	$124.5	$114.7	$360.7	$342.5
Investment income	$14.2	$13.1	$42.8	$40.6
Net realized gain on investments	$0.2	$0.1	$0.5	$1.7
Net unrealized gain on investments	$0.4	-	$2.4	$3.3
Change in allowance for expected credit losses on investments	$(0.3)	$(0.1)	$(0.2)	$0.2
Net investment income	$14.5	$13.1	$45.5	$45.8
Other revenues	$1.0	$0.8	$3.1	$2.3
Total revenues	$140.0	$128.6	$409.3	$390.6
Expenses
Net loss and loss adjustment expenses	$(57.4)	$(45.1)	$(184.5)	$(168.9)
Net policy acquisition expenses	$(24.1)	$(18.2)	$(66.0)	$(59.3)
General and administrative expenses	$(25.2)	$(24.4)	$(74.3)	$(70.2)
Change in allowance for expected credit losses on receivables	$(2.1)	-	$(2.6)	$(1.8)
Other expenses	$(2.6)	$(1.7)	$(7.0)	$(5.0)
Net foreign exchange (loss) gain	$(0.5)	$(6.1)	$(3.9)	$11.1
Total expenses	$(111.9)	$(95.5)	$(338.3)	$(294.1)
Income before income taxes	$28.1	$33.1	$71.0	$96.5
Income tax (expense) credit	$(0.1)	$0.4	$(0.5)	$(1.6)
Net income	$28.0	$33.5	$70.5	$94.9
Diluted earnings per share attributable to equity holders (1)	$0.66	$0.75	$1.65	$2.14

(1)	See “Note to the Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Consolidated Balance Sheets (Unaudited)

(in millions of U.S. Dollars)	As at September 30, 2026	As at December 31, 2025
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$995.4	$1,064.3
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$32.1	$20.9
Other investments, at fair value	$13.9	$13.7
Short-term investments	$45.5	$31.2
Equity-method investments measured at fair value	$2.6	$2.4
Total investments	$1,091.5	$1,134.5
Cash and cash equivalents	$188.9	$186.2
Accrued investment income	$13.5	$15.3
Premiums receivable, net of allowance for expected credit losses	$306.7	$274.3
Reinsurance recoverables, net of allowance for expected credit losses	$240.4	$233.6
Ceded unearned premiums	$113.9	$114.2
Deferred policy acquisition costs, net of ceding commissions	$75.1	$70.6
Deferred tax assets, net	$6.4	$4.9
Other assets	$70.2	$67.2
TOTAL ASSETS	$2,106.6	$2,100.8

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$826.5	$798.3
Unearned premiums	$481.5	$469.9
Insurance and reinsurance payables	$103.7	$95.9
Other liabilities	$31.5	$26.5
TOTAL LIABILITIES	$1,443.2	$1,390.6

SHAREHOLDERS’ EQUITY
Common shares at par value	$0.4	$0.4
Additional paid-in capital	$75.1	$86.9
Treasury shares	$(3.7)	-
Accumulated other comprehensive (loss) gain, net of taxes	$(33.7)	$10.3
Retained earnings	$625.3	$612.6
TOTAL SHAREHOLDERS’ EQUITY	$663.4	$710.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,106.6	$2,100.8

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025

Loss ratio (a)	46.1%	39.3%	51.2%	49.3%
Net policy acquisition expense ratio (b)	19.4%	15.9%	18.3%	17.3%
General and administrative expense ratio (c)	20.2%	21.3%	20.6%	20.5%
Expense ratio (d)	39.6%	37.2%	38.9%	37.8%
Combined ratio (e)	85.7%	76.5%	90.1%	87.1%

(a)	Represents net loss and loss adjustment expenses as a percentage of net premiums earned.

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expense ratio and the general and administrative expense ratio.

(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at September 30, 2026	As at December 31, 2025

Common shares outstanding (in millions)*	42.3	42.8
Minus: Unvested shares (in millions)**	0.8	0.8
Number of vested common outstanding shares (in millions) (a)	41.5	42.0

Total shareholders’ equity (b)	$663.4	$710.2
Book value per share (b)/(a)	$15.99	$16.91

*	Common shares issued and outstanding at September 30, 2026 are as follows:

No. of shares as at
September 30, 2026
Vested common shares as of December 31, 2025	41,986,251
Treasury shares balance as of December 31, 2025	1,407
Vested restricted share awards	451,868
Granted employee stock purchase plan	13,935
Cancelled treasury shares	(751,941)
Treasury shares balance as of September 30, 2026	(148,516)
Total vested common shares as of September 30, 2026	41,553,004

Unvested restricted shares awards as of September 30, 2026	744,132
Unvested employee stock purchase plan as of September 30, 2026	26,018
Total unvested shares as of September 30, 2026	770,150
Total common shares outstanding as of September 30, 2026	42,323,154

**	Restricted Share Awards were issued pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest per the respective Restricted Share Award Agreements. At September 30, 2026, the vesting conditions attached to the unvested Restricted Share Awards to employees have not been met.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended September 30, 2026

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$43.7	$63.8	$12.1	$119.6
Ceded written premiums	$(7.9)	$(42.7)	-	$(50.6)
Net written premiums	$35.8	$21.1	$12.1	$69.0
Net change in unearned premiums	$1.3	$41.0	$13.2	$55.5
Net premiums earned	$37.1	$62.1	$25.3	$124.5

Net loss and loss adjustment expenses	$(18.8)	$(30.2)	$(8.4)	$(57.4)
Net policy acquisition expenses	$(8.3)	$(11.6)	$(4.2)	$(24.1)
Underwriting income	$10.0	$20.3	$12.7	$43.0

For the quarter ended September 30, 2025
(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$43.8	$76.2	$11.3	$131.3
Ceded written premiums	$(11.3)	$(47.5)	-	$(58.8)
Net written premiums	$32.5	$28.7	$11.3	$72.5
Net change in unearned premiums	$(0.1)	$31.7	$10.6	$42.2
Net premiums earned	$32.4	$60.4	$21.9	$114.7

Net loss and loss adjustment expenses	$(15.6)	$(20.3)	$(9.2)	$(45.1)
Net policy acquisition expenses	$(5.4)	$(10.5)	$(2.3)	$(18.2)
Underwriting income	$11.4	$29.6	$10.4	$51.4

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the Nine months ended September 30, 2026
(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$135.8	$290.3	$92.4	$518.5
Ceded written premiums	$(27.3)	$(117.6)	$(1.1)	$(146.0)
Net written premiums	$108.5	$172.7	$91.3	$372.5
Net change in unearned premiums	$0.7	$11.7	$(24.2)	$(11.8)
Net premiums earned	$109.2	$184.4	$67.1	$360.7

Net loss and loss adjustment expenses	$(55.0)	$(104.0)	$(25.5)	$(184.5)
Net policy acquisition expenses	$(21.3)	$(34.9)	$(9.8)	$(66.0)
Underwriting income	$32.9	$45.5	$31.8	$110.2

For the Nine months ended September 30, 2025
(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$130.2	$297.8	$97.6	$525.6
Ceded written premiums	$(43.0)	$(130.1)	$(1.7)	$(174.8)
Net written premiums	$87.2	$167.7	$95.9	$350.8
Net change in unearned premiums	$6.6	$10.2	$(25.1)	$(8.3)
Net premiums earned	$93.8	$177.9	$70.8	$342.5

Net loss and loss adjustment expenses	$(73.2)	$(66.4)	$(29.3)	$(168.9)
Net policy acquisition expenses	$(19.6)	$(31.3)	$(8.4)	$(59.3)
Underwriting income	$1.0	$80.2	$33.1	$114.3

International General Insurance Holdings Ltd.

Supplementary Financial Information – Investment Yield (Unaudited)

The following table shows the investment yield calculation:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except percentages)	2026	2025	2026	2025
Investment income	$14.2	$13.1	$42.8	$40.6
Average total investments and cash and cash equivalents(i)	$1,295.2	$1,287.8	$1,296.3	$1,281.0
Investment Yield (annualized)	4.5%	4.1%	4.4%	4.2%

(i)	Represents the average of the month end fair value balances of total investments and cash and cash equivalents in each reporting period.

International General Insurance Holdings Ltd.

Note to the Consolidated Financial Statements (Unaudited)

(1)	Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except share and per share information)	2026	2025	2026	2025
Net income	$28.0	$33.5	$70.5	$94.9
Minus: Dividends attributable to restricted share awards	$0.1	-	$1.0	$0.8
Net income available to common shareholders (a)	$27.9	$33.5	$69.5	$94.1
Weighted average number of vested common shares – diluted (in millions of shares) (b)*	42.2	44.4	42.1	43.9
Diluted earnings per share attributable to equity holders (a/b)	$0.66	$0.75	$1.65	$2.14

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s financial results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP financial measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis.

	Quarter Ended September 30,		Nine Months Ended September 30,
(In millions of U.S. Dollars, except percentages)	2026	2025	2026	2025
Net premiums earned (a)	$124.5	$114.7	$360.7	$342.5
Net loss and loss adjustment expenses (b)	$(57.4)	$(45.1)	$(184.5)	$(168.9)
Net policy acquisition expenses (c)	$(24.1)	$(18.2)	$(66.0)	$(59.3)
General and administrative expenses (d)	$(25.2)	$(24.4)	$(74.3)	$(70.2)
Prior years (favorable) development (e)	$(8.8)	$(10.4)	$(39.4)	$(30.0)
Current accident year CAT losses (f)*	$8.6	$7.2	$53.3	$45.8
Combined ratio ((b+c+d)/a)**	85.7%	76.5%	90.1%	87.1%
Minus: Prior years (favorable) loss development divided by Net premiums earned (e/a)	(7.1)%	(9.1)%	(10.9)%	(8.8)%
Accident year combined ratio	92.8%	85.6%	101.0%	95.9%
Minus: Current accident year CAT losses divided by Net premiums earned (f/a)	6.9%	6.3%	14.8%	13.4%
Accident year combined ratio prior to CAT losses	85.9%	79.3%	86.2%	82.5%

*	The CAT losses for the quarter and nine months ended September 30, 2026 included losses related to the war in the Middle East (in the Specialty Short-tail Segment).

The CAT losses for the quarter ended September 30, 2025 included losses for the earthquake in Thailand (in the Reinsurance Segment). The CAT losses for the nine months ended September 30, 2025 also included losses for the Southern California wildfires (in the Reinsurance Segment), the earthquake in Taiwan, and the Bridgewater Canal breach in Manchester, UK (in the Specialty Short-tail Segment).

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)” above.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

The table below illustrates the split of loss ratio between current accident year, current accident year CAT losses, which are included in ‘Net loss and loss adjustment expenses’, and prior years’ loss development as follows:

	Quarter Ended September 30,				Nine Months Ended September 30,
	2026		2025		2026		2025
(in millions of U.S. Dollars, except percentages)	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned
Current Accident year losses (Prior to CAT losses)	$57.6	46.3%	$48.3	42.1%	$170.6	47.3%	$153.1	44.7%
Plus: Current accident year CAT losses	$8.6	6.9%	$7.2	6.3%	$53.3	14.8%	$45.8	13.4%
Plus: Effect of prior years’ (favorable) loss development	$(8.8)	(7.1)%	$(10.4)	(9.1)%	$(39.4)	(10.9)%	$(30.0)	(8.8)%
Total	$57.4	46.1%	$45.1	39.3%	$184.5	51.2%	$168.9	49.3%

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through intelligent risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP financial measure), as illustrated in the table below:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except for percentages and per share data)	2026	2025	2026	2025
Net income	$28.0	$33.5	$70.5	$94.9
Reconciling items between net income and core operating income:
Net realized (gain) on investments	$(0.2)	$(0.1)	$(0.5)	$(1.7)
Tax impact of net realized (gain) on investments(i)	-	-	-	$0.2
Net unrealized (gain) on investments	$(0.4)	-	$(2.4)	$(3.3)
Tax impact of net unrealized (gain) on investments(i)	$0.1	$0.2	$0.2	$0.4
Change in allowance for expected credit losses on investments	$0.3	$0.1	$0.2	$(0.2)
Tax impact of change in allowance for expected credit losses on investments(i)	$(0.1)	$(0.1)	-	-
Net foreign exchange loss (gain)	$0.5	$6.1	$3.9	$(11.1)
Tax impact of net foreign exchange loss (gain)(i)	-	$(1.1)	$(0.7)	$1.6
Core operating income	$28.2	$38.6	$71.2	$80.8
Average shareholders’ equity (ii)	$666.2	$674.4	$686.8	$668.5
Core operating return on average equity (annualized) (iii) and (v)	16.9%	22.9%	13.8%	16.1%
Diluted core operating earnings per share (iv)	$0.67	$0.87	$1.67	$1.82
Return on average equity (annualized) (v)	16.8%	19.9%	13.7%	18.9%

i.	The tax impact was calculated by applying the prevailing corporate tax rate of each subsidiary to the gross value of the relevant reconciling items as recognized separately by the subsidiaries on a standalone basis.

ii.	Represents the total shareholders’ equity at the end of the reporting period plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the period divided by average shareholders’ equity.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

iv.	Represents core operating income attributable to vested equity holders divided by the weighted average number of vested common shares – diluted as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except per share information)	2026	2025	2026	2025
Core operating income	$28.2	$38.6	$71.2	$80.8
Minus: Dividends attributable to restricted share awards	$0.1	-	$1.0	$0.8
Core operating income available to common shareholders (a)	$28.1	$38.6	$70.2	$80.0
Weighted average number of vested common shares – diluted (in millions of shares) (b)	42.2	44.4	42.1	43.9
Diluted core operating earnings per share (a/b)	$0.67	$0.87	$1.67	$1.82

v.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a third quarter 2026 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

---

About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, IGI has operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur, Casablanca, and GIFT City, India. IGI is rated “A” (Excellent)/Stable by AM Best and “A” (Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

---

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “ability,” “aim,” “focus,” “impact,” “seek,” “strategy,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U.S. Dollar; (5) the outcome of any legal proceedings that may be instituted against the Company; (6) the effects of the hostilities between Russia and Ukraine, and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the effects of military conflicts in the Middle East, including disruptions in the Strait of Hormuz and the Persian Gulf and the potential disruption of Red Sea international shipping routes; (8) the impact of the tariffs that have been imposed or may be imposed by the U.S. administration; (9) the potential impact of artificial intelligence technologies on the insurance industry and the ability of IGI to effectively deploy AI technologies; (10) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (11) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that it is required by law.

---

IGI Investor & Media Contacts:

Robin Sidders, Head of Corporate Relations
Email: robin.sidders@iginsure.com

Ahmad Jabsheh, AVP, Corporate Relations

Email: ahmad.jabsheh@iginsure.com